UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

Ramat Gan,
4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On August 14, 2024, XTL Biopharmaceuticals Ltd. (the “Company”) announced it has completed its previously announced acquisition of The Social Proxy Ltd. (“Social Proxy”), an AI web data company, developing and powering a unique ethical, IP based, proxy and data extraction platform for AI & BI Applications at scale

The Company acquired all of the issued and outstanding share capital of Social Proxy (the “Transaction”) in exchange for (i) the issuance by the Company to the shareholders of Social Proxy, by way of a private placement, 5,292,153 unregistered American Depositary Shares (“ADSs”), representing immediately after such issuance, 44.6% of the issued and outstanding share capital of the Company, and (ii) the payment of US$430,000 to the shareholders of Social Proxy.

In addition, as part of the Transaction, the shareholders of Social Proxy were issued additional warrants, which may only be exercised upon reaching certain financial measured milestones within a period of up to three (3) years from the closing of the Transaction.

Social Proxy will operate as wholly owned subsidiary of the Company and its shareholders appointed two (2) representatives, Mr. Tal Klinger and Mr. Yair Redl, to the Company’s board of directors out of a total of seven (7) directors.

The Transaction is part of the Company’s strategy to expand its assets portfolio with high potential assets.

In addition and in order to support the growth of Social Proxy and the Company’s financial needs, the Company consummated its previously announced private placement of 1,500,000 ADSs and warrants to purchase ADSs at a purchase price of $1.00 per ADS and accompanying warrant. The warrants have an exercise price of $1.20 per ADS and shall be exercisable during a period of five (5) years from the date of issue.  The Company raised gross proceeds of $1,500,000 in the private placement.

The private placement and the acquisition of Social Proxy were approved by the Company’s shareholders on April 30, 2024 and July 22, 2024, respectively.

On August 14, 2024, the Company issued a press release disclosing the closings of the Transaction and the private placement. A copy of this press release is furnished herewith as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release dated August 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2024	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer

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